UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

NIC Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

62914B 10 0

(CUSIP Number)

Ross Hartley

7885 Granite Ridge Road

Teton Village, Wyoming 83025

(307) 734-7305

(Name, Address and Telephone number of Person

Authorized to Receive Notices and Communications)

November 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62914B 10 0

Item 1.	Name of Reporting Person:	Ross C. Hartley

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		United States

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power		311,190*
Item 8.	Shared Voting Power		5,376,273*
Item 9.	Sole Dispositive Power		311,190*
Item 10.	Shared Dispositive Power		5,376,273*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		5,687,463*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A

Item 13.	Percent of Class Represented by Amount in Row (11):		9.1%

Item 14.	Type of Reporting Person:		IN

*296,125 of these shares of common stock of NIC Inc. are held in trust for the benefit of one of the Reporting Person’s children. 5,376,273 of these shares of common stock of NIC Inc. were transferred to the Ross C. Hartley Family Investments LLC which is controlled by his spouse, Christine Hartley, as to which Ross C. Hartley disclaims beneficial ownership.

Item 1.	Name of Reporting Person:	Ross C. Hartley Family Investments LLC

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		Kansas

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	5,376,273*
Item 8.	Shared Voting Power	0*
Item 9.	Sole Dispositive Power	5,376,273*
Item 10.	Shared Dispositive Power	0*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,376,273*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	N/A

Item 13.	Percent of Class Represented by Amount in Row (11):	8.6%

Item 14.	Type of Reporting Person:	00

* 5,376,273 shares of common stock of NIC Inc. were transferred to the Ross C. Hartley Family Investments LLC which is controlled by Christine Hartley, as to which Ross C. Hartley disclaims beneficial ownership.

Item 1.	Name of Reporting Person:	Christine Hartley

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		United States

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power		5,376,273*
Item 8.	Shared Voting Power		311,190*
Item 9.	Sole Dispositive Power		5,376,273*
Item 10.	Shared Dispositive Power		311,190*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		5,687,463*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A

Item 13.	Percent of Class Represented by Amount in Row (11):		9.1%

Item 14.	Type of Reporting Person:		IN

*296,125 of these shares of common stock of NIC Inc. are held in trust for the benefit of one of Christine Hartley’s children, as to which the Christine Hartley disclaims beneficial ownership. 5,376,273 of these shares of common stock of NIC Inc. were transferred to the Ross C. Hartley Family Investments LLC which is controlled by Christine Hartley. 15,065 shares of common stock of NIC Inc. are owned by Ross C. Hartley, her spouse, as to which Christine Hartley disclaims beneficial ownership.

Item 1.	Security and Issuer:	Common Stock, no par value

NIC Inc.

	Address:	25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Item 2.	Identity and Background:	Ross C. Hartley
Ross C. Hartley Family Investments LLC
Christine Hartley

	Addresses:	Ross C. Hartley
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Ross C. Hartley Family Investments LLC
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Christine Hartley
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Occupations:	Mr. Hartley is a retired businessman and a director of NIC Inc.

Ms. Hartley is a homemaker.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	See Item 6 of Cover Page

Item 3.	Source and Amount of Funds or Other Consideration:
N/A.

Item 4.	Purpose of Transaction:

Shares of NIC Inc. held by Ross C. Hartley were transferred to Ross C. Hartley Investments LLC for estate planning purposes. All of the Reporting Persons hold the shares of Common Stock for investment purposes. None of the Reporting Persons have present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:		See Item 11 of Cover Page

Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Page
	(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Page
	(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Page
	(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Page

		Aggregate Amount Beneficially Owned by Each Reporting Person:	See Item 11 of Cover Page
		Percent of Class Beneficially Owned	See Item 13 of Cover Page

There have been no transactions in the class of securities reported in the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

1.	Joint Filing Statement Pursuant to Rule 13d-1(k)(1)
2.	Power of Attorney of Christine Hartley
3.	Power of Attorney of Ross C. Hartley Family Investments LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen M. Kovzan
Dated: January 27, 2009		Stephen M. Kovzan, Attorney-in-Fact for Ross C.
Hartley

ROSS C. HARTLEY FAMILY INVESTMENTS
LLC

	By:	/s/ Stephen M. Kovzan
Dated: January 27, 2009		Stephen M. Kovzan, Attorney-in-Fact

/s/ Stephen M. Kovzan
Dated: January 27, 2009		Stephen M. Kovzan, Attorney-in-Fact for
Christine Hartley